Exhibit 99.1

July 22, 2015

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding the Appointment of Liad Barzilai as Chief Investment Officer

Regulation 34(d) of the Securities Regulations (Immediate and Periodic Reports), 1970

1.	Family Name and First Name: Barzilai, Liad

Identity Number: 031411721

Citizenship: Private individual holding Israeli citizenship

2.	Date of Birth: 11/25/1978

3.	Address for service: 1 HaShalom Road, Tel-Aviv

4.	Starting date of the appointment: 11/01/2015

5.	Position: Chief Investment Officer

6.	Previous position in the Company prior to this appointment: N/A

7.	Education:

Degree	Field	Academic Institution
MBA	Business Management	Tel-Aviv University
BA	Economics and Management	Ben-Gurion University

8.	Major activities over the past 5 years:

Position Filled	Place of Employment	Length of Time Served
Chief Investment Officer	Atrium European Real Estate Ltd.	From March 2015
Head of Acquisitions	Atrium European Real Estate Ltd.	3.5 years
VP of Business Development	Atrium European Real Estate Ltd.	3 years

9.	The individual serves in a subsidiary of the Company; see just above.

10.	The individual is not a family member of another Interested Party in the Company.

11.	The individual does not hold securities of the reporting Company but does hold securities of a subsidiary of the reporting Company.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

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